APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Weredough, LLC
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	10/21/2019 to 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ -**

Weredough, LLC
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	10/21/2019 to 12/31/2019
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Weredough, LLC
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2020 to 12/31/2020
REVENUES	
Sales	$ 90,426.00
Other Revenue	-
TOTAL REVENUES	**90,426.00**
COST OF GOODS SOLD	
Cost of Sales	15,600.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	15,600.00
GROSS PROFIT (LOSS)	74,826.00
OPERATING EXPENSES	
Advertising and Promotion	2,471.00
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	42,778.00
Dues and Subscriptions	-
Insurance	1,987.00
Meals and Entertainment	-
Repairs	1,466.00
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	491.00
Occupancy	-
Building Expenses	9,540.00
Salaries	23,158.00
Taxes & Licenses	5,363.00
Travel	-
Utilities	3,258.00
Other Expenses	1,661.00
TOTAL OPERATING EXPENSES	92,173.00

OPERATING PROFIT (LOSS)   (17,347.00)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ (17,347.00)

Weredough, LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	1/1/2020 to 12/31/2020
ASSETS	
Current Assets:	
Cash	$ 2,500.00
Petty Cash	215.00
Accounts Receivables	-
Inventory	37,440.81
Prepaid Expenses	890.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	41,045.81
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	26,850.00
Computer Equipment	2,200.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	29,050.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 70,095.81
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	523.76
Payroll Liabilities	1,364.08
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		1,887.84
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		85,554.97
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)	$	(17,347.00)
Total Equity		68,207.97
TOTAL LIABILITIES & EQUITY	$	**70,095.81**
Balance Sheet Check		-

I, Jessica McGuire, certify that:

1. The financial statements of WereDough included in this Form are true and complete in all material respects; and
2. The tax return information of WereDough included in this Form reflects accurately the information reported on the tax return for WereDough for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _Jessica McGuire_

Name: Jessica McGuire

Title: Owner